*AB 3/11

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

13013757

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-42857

RECEIVED MAR 0 1 2013

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

BBVA Securities Inc. (An indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 44th Floor
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diego Crasny — **(212) 728-2354**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	**New York**	**New York**	**10281-1414**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/11/13

AFFIRMATION

I, Peter Jensen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BBVA Securities Inc. (an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither BBVA Securities Inc., nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Peter Jensen

Chief Executive Officer

STATE OF New York

COUNTY OF New York

Subscribed and sworn to before me on this 27th

day of February 2013.

Notary Public

BONNIE STEIGLITZ
Notary Public - State of New York
NO. 01ST5038569
Qualified in New York County
My Commission Expires 11/30/15

BBVA SECURITIES INC.

(An indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

(SEC I.D. No. 8-42857)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

File pursuant to rule 17a-5(c)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BBVA Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BBVA Securities Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2013

BBVA SECURITIES INC.

(AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash	$	82,886,337
Cash segregated in compliance with Federal regulations		8,000,000
Short-term investment with affiliate		501,148
Securities owned, at fair value		230,083
Receivable from customers		31,840,892
Receivable from broker-dealers and clearing organizations		2,392,298
Receivable from affiliates		617,434
Office furniture, equipment and leasehold improvements - net		3,701,693
Fees receivable		305,357
Other assets		424,056
TOTAL ASSETS	$	130,899,298

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to customers		28,819,163
Payable to broker-dealers and clearing organizations		3,133,073
Accrued liabilities and accounts payable		15,530,710
Total liabilities		47,482,946
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		144,337,686
Accumulated deficit		(60,921,344)
Total stockholder's equity		83,416,352
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	130,899,298

See accompanying notes to the statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a wholly owned subsidiary of Corporación General Financiera S.A. ("Corfisa"), a company domiciled in Spain. Corfisa is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), a global financial services institution headquartered in Spain. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also regulated by the Federal Reserve Bank ("FRB"), which granted BBVA powers to operate a broker dealer under BHCA Section 4(c)(8) and to engage in securities underwriting and dealing subject to the FRB's "Section 20" orders. The Company is engaged in investment banking and institutional sales of fixed income securities. For its fixed income sales business, the Company is self-clearing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its statement of financial condition.

Basis of Presentation — This statement of financial condition is in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The statement of financial condition is prepared in accordance with GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities and certain disclosures. These estimates relate mainly to the accrual of the income taxes, realization of deferred tax assets and accrued compensation. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Cash — Cash consists of cash held at banks.

Cash Segregated in Compliance With Federal Regulations — Cash of $8,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Transactions — Securities transactions are recorded on a trade-date basis as they occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Securities Owned, at Fair Value — Securities owned are recorded at fair value.

Office Furniture, Equipment and Leasehold Improvements –net — Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease.

Receivables from and Payables to Broker-Dealers and Clearing Organizations — Receivables from and payables to broker-dealers and clearing organizations are recorded on a trade-date basis and primarily represent Delivery versus Payment and Receipt versus Payment ("DVP/RVP") trades that failed to deliver or failed to receive on settlement date.

Receivables from and Payables to Customers — Customer securities transactions are recorded on a trade-date basis. Receivables from and payables to customers primarily represent DVP/RVP trades that did not settle on settlement date.

Income Taxes — Income Taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases and net operating carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which those temporary differences are expected to be recovered or settled.

With regards to uncertain tax positions, a tax provision is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Foreign Currency Transactions — Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

Stock-Based Compensation — The measurement of stock-based compensation is based on the fair value of the award on the date of grant. BBVA allocates the Company its share of applicable stock-based compensation expense related to restricted stock awards. Vesting of stock-based compensation is recorded as an increase to additional paid-in capital.

Fair Value Measurements — The Company defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date in accordance with Accounting Standards Codification ("ASC") 825, *Financial Instruments*. The Company is required to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories – Level 1: unadjusted quoted market prices for identical assets or liabilities in active markets; Level 2: observable market-based inputs or unobservable inputs that are corroborated by market data; and Level 3: unobservable inputs that are not corroborated by market data.

Recent Accounting Pronouncements —

In May 2011, the Financial Accounting Standards Board ("FASB") issued new guidance regarding fair value measurements (Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")),* effective for the first annual period beginning after December 15, 2011. The amendments in this ASU establish common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRS. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the Company's valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The Company included the required new disclosures in note 14.

In December 2011, the FASB issued amended guidance related to disclosures about offsetting assets and liabilities (ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*). The amended guidance requires the Company to disclose both gross information and net information about financial instruments, including derivatives, and transactions eligible for offset in the statement of financial condition, as well as financial instruments and transactions subject to agreements similar to a master netting arrangement. The amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this guidance is not expected to impact the Company's statement of financial condition.

3. SHORT-TERM INVESTMENT WITH AFFILIATE

At December 31, 2012, the Company had a time deposit with Banco Bilbao Vizcaya Argentaria, S.A. – New York & Grand Cayman Island Branches ("BBVA NY Branch") totaling $501,148, which includes accrued interest and matures in less than two months. This deposit was rolled over at various times throughout the year. This deposit is pledged as collateral for the operating account held at BBVA NY Branch.

4. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value consisted of $230,083 in agency sponsored securities that are designated as trading securities. The assets are classified as Level 2 financial instruments and the value is based on a vendor price which utilizes market based inputs. There were no transfers in and transfers out of Level 1 and Level 2 fair value measurements.

5. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers totaling $31,840,892 and $28,819,163, respectively, consisted of fails relating to DVP/RVP transactions on behalf of customers, which have not been settled or paid for.

6. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivable from and payable to broker-dealers and clearing organizations totaling $2,392,298 and $3,133,073, respectively, consisted of fails relating to the DVP/RVP transactions with other broker-dealers and clearing organizations which have not been settled or paid for.

7. OFFICE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET

At December 31, 2012, the Company's office furniture, equipment and leasehold improvements - net, comprised of the following:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 5,996,549	$ (2,493,648)	$ 3,502,901
Computers and equipment	180,867	(142,807)	38,060
Furniture and fixtures	142,024	(94,974)	47,050
Software	424,915	(424,178)	737
Mechanical equipment	172,144	(59,199)	112,945
	$ 6,916,499	$ (3,214,806)	$ 3,701,693

8. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with BBVA and other affiliated entities, such as BBVA NY Branch, BBVA Compass, BBVA Bancomer, S.A. de C.V. and Banco Bilbao Vizcaya Argentaria, S.A. Hong Kong Branch. The Receivable from or Payable to affiliates balances arise from services performed between the Company and its affiliates.

The Company has an Administrative Fee Service Agreement with BBVA NY Branch. The Company also sub-leases office space from BBVA NY Branch under a cancelable lease. Amounts related to these activities are included in the statement of financial condition.

Subordinated Loan Agreement — On September 28, 2011, the Board of the Company resolved to accept a subordinated line of credit of up to $500 million from BBVA. Subsequent to this approval, the Company entered into a Revolving Note and Cash Subordination Agreement ("Revolver") with BBVA. The Revolver was executed on March 16, 2012 with a maturity date of March 16, 2018 for a maximum of $220 million. Any amounts advanced under the Revolver will be considered net capital on the date drawn but will not be considered as equity in the Company's statement of financial condition. During the year, the Company did not draw down on this Revolver.

The Company intends to utilize the additional $280 million approved by BBVA via a Temporary Subordinated Loan Agreement ("Temporary Loan Agreement") on an as needed basis. Prior to draw down, the Company will execute the Temporary Loan Agreement with BBVA and submit the agreement to FINRA for approval. Once approved by FINRA, any amounts advanced under the Temporary Loan Agreement will be considered net capital on the date drawn but will not be considered as equity in the Company's statement of financial condition. During the year, the Company did not draw down on this Temporary Loan Agreement.

Assets and liabilities with related parties consisted of the following:

Assets:		
Cash	$	1,148,918
Short-term investment with affiliate		501,148
Receivable from customers		7,289,333
Receivable from clearing organizations		31,444
Receivable from affiliates		617,434
Other assets		91,545
	$	9,679,822
Liabilities:		
Payable to customers	$	23,654,615
Accrued liabilities and accounts payable		192,910
	$	23,847,525

9. INCOME TAXES

The total deferred tax asset at December 31, 2012 is composed of the following:

Deferred tax assets:		
Federal net operating loss carryforwards	$	16,846,065
NY State net operating loss carryforwards		2,702,059
NY City net operating loss carryforwards		1,704,363
AMT carryover		371,430
Other		56,304
Total deferred tax asset		21,680,221
Valuation allowance		(21,680,221)
Net deferred tax asset	$	-

As of December 31, 2012, the Company had approximately $48.1 million of net operating loss carryforwards for future utilization for Federal tax purposes. The net operating loss carryforwards will begin to expire in 2020. The Company had net operating loss carryforwards of approximately $48.2 million for future utilization for New York State tax purposes which will begin to expire in 2021. Additionally the Company had net operating loss carryforwards of approximately $31.9 million for future utilization for New York City tax purposes which will begin to expire in 2031. A full valuation allowance has been set up against the net deferred tax asset as management does not believe that it is more likely than not that such benefit will be utilized in the future. This full valuation allowance increased from approximately $17.0 million as of December 31, 2011.

The Company does not expect its unrecognized tax benefit balance to change significantly in the next twelve months. The Company is subject to state and local taxes, principally in New York State and New York City. The Company remains subject to examination for federal, state and local jurisdictions for the tax years 2009 through 2012.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2012, the Company had net capital of $70,878,610, which exceeded the minimum requirement of $566,564 by $70,312,046.

11. COMMITMENTS AND CONTINGENCIES

The Company sub-leases office space from an affiliate under a cancelable lease. At December 31, 2012, the future minimum rental commitments under this cancelable lease are as follows:

2013	$	1,400,892
2014		1,400,892
2015		1,400,892
2016		1,400,892
2017		1,442,623
2018 and on		2,885,247
Total	$	9,931,438

In the normal course of business, the Company may enter into other legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that these indemnifications will have a material adverse effect on the Company's financial position. Other than the rental commitments disclosed above, as of December 31, 2012, the Company does not have any off-balance sheet commitments.

The Company is subject to various claims and litigation in the normal course of business. As of December 31, 2012, the Company is not currently subject to any quantifiable litigation exposure.

In 2011, the Company informed the Federal Reserve Bank of inaccuracies in the Company's classification of revenues pursuant to regulations applicable to "Section 20 Companies," such as the Company. As of the date this statement of financial condition was available to be issued, which is February 27, 2013, the Company was unable to determine whether it was probable or remote that this matter will result in a loss contingency, in accordance with ASC 450, *Contingencies*.

12. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

Employee Benefit Plans — The Company and certain affiliates have established a cash balance pension plan. The BBVA NY Branch is the plan sponsor of this pension plan. A record keeping account for each eligible employee will be credited each year with a percentage of the employee's annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination. The Company made contributions of $195,106 during the year ended December 31, 2012.

The cash balance is payable as a lump sum or an annuity at the earliest of (a) the employee's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to the 10 year Treasury rate published by the Internal Revenue Service for the November of the preceding year.

Investment strategies and asset allocations are based on consideration of plan liabilities and the plan's funded status. The investment policy of the plan is to spread risk across different asset classes through diversification of the investments. This policy cannot guarantee the elimination of risk but does provide a means to reduce the risk to the assets.

As of December 31, 2012, the investment strategy for the pension plan has resulted in the allocation percentages in each major asset category as follows: Fixed Income 99.1% and Cash and Money Markets 0.9%. The expected role of fixed income investments is to generate current income and provide for more stable periodic returns.

The percentages of fair value of each major plan asset category of the pension plan assets at December 31, 2012 by asset category are as follows:

Government debt securities	71.7%
Corporate debt securities	27.4%
Cash and money markets	0.9%
Total	100.0%

Additionally, the Company and certain affiliates have established an employee deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code covering all eligible employees.

Restricted Stock — The fair value of shares under performance based restricted stock plans is established at grant date and is fixed through the entire term of the plan. The performance targets are based on a combination of the individual recipients' performance and certain market conditions. The Company accounts for restricted stock awards as equity awards.

In 2010, BBVA implemented a performance based restricted stock plan ("2010 Plan"), approved in April 2010 that expired on December 31, 2011. BBVA shares awarded by the Company totaled 4,075 at December 31, 2011 and vested over a two-year performance-based period. The 2010 Plan settled in June and December 2012 and an additional 41,669 shares were granted at settlement.

In 2011, BBVA implemented a performance based restricted stock plan ("2011 Plan"), approved on December 8, 2011 that expired on December 31, 2011. BBVA shares awarded by the Company totaled 12,700 at December 31, 2011 and vested over a one-year performance-based period. The 2011 Plan settled in March 2012 and an additional 3,890 shares were granted at settlement.

In 2012, BBVA implemented a new performance based restricted stock plan ("2012 Plan"), approved on December 21, 2012 that expired on December 31, 2012. BBVA shares awarded by the Company totaled 31,650 at December 31, 2012 and vested over a one year performance-based period. Its settlement is planned for March 31, 2013.

13. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers, international banks that are members of major regulated exchanges and affiliates. In the case that the Company is involved in executions and settlements of securities transactions, the Company records customer securities transactions on a trade date basis in conformity with the settlement cycle of the respective countries. Therefore, the Company could be exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's agreement with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary. As of December 31, 2012, the Company was not involved in the aforementioned business activity.

14. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 825, *Financial Instruments,* requires the Company to disclose the estimated fair values of financial instruments for which it is practical to estimate. The fair value of the financial instruments are estimated based upon market conditions and perceived risks as of the statement of financial condition date and require varying degrees of management judgment. Substantially all of the Company's assets and liabilities, which qualify as financial instruments under ASC 825 are carried at contractual amounts, which approximate fair value.

The carrying amounts of cash, cash segregated in compliance with Federal regulations and short-term investment with affiliate, approximate their fair values due to their short-term nature and frequent repricing. Assets which are recorded at contracted amounts approximating fair value consist largely of customer receivables and certain other receivables. Similarly, the Company's liabilities, such as customer payables and certain other payables, are recorded at amounts that approximate fair value.

As of December 31, 2012, cash, cash segregated in compliance with Federal regulations and short-term investment with affiliate may be classified as Level 1 in the fair value hierarchy.

15. SUBSEQUENT EVENTS

On October 24, 2012, the BSI Board of Directors accepted a business plan, subject to approval by the regulators. This plan included the establishment of two Offices of Supervisory Jurisdiction in Birmingham and Houston, as well as the acquisition by BSI of BBVA Compass Investment Solutions, Inc. ("BCIS"), from Compass Bank and the subsequent merger of BCIS with and into BSI. In addition, it is the intention of BBVA's Management to move BSI from its current direct parent company, Corporación General Financiera S.A. to BBVA Compass Bancshares, Inc. Both the proposed merger and change in ownership are dependent on consent by the regulators and the boards of BBVA, S.A, BBVA USA, BBVA Bancshares and BBVA Compass. Per NASD Rule 1017, a change of ownership application was filed with FINRA on February 13, 2013.

The Company evaluated subsequent events up to the date the statement of financial condition was available to be issued, which was February 27, 2013. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, this statement of financial condition other than the information mentioned above.

****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2013

To the Board of Directors and Stockholder of
BBVA Securities Inc.
New York, NY

In planning and performing our audit of the financial statements of BBVA Securities Inc. (an indirect wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP